

October 15, 2012

Via Facsimile
Robert B. McKnight, Jr.
Chief Executive Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

> **Re: Quiksilver, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2011**
> **Filed January 17, 2012**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2012**
> **Filed September 10, 2012**
> **File No. 001-14229**

Dear Mr. McKnight:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.   In your earnings call for the 3rd quarter 2012 on Thursday, September 6, 2012, you discuss the European economy and how it has adversely affected your revenue, gross profit and inventory levels. However, you have included very little detailed discussion of the European economy and its specific impact on your financial statements, operations, financial position or liquidity in your 2012 Forms 10-Q or your Form 10-K for the year ended October 31, 2011. Please confirm to us that you will expand the narrative discussion of your segment analysis in future filings to provide the information required by Item 303(a)(3) of Regulation S-K for each segment, as applicable. Refer to section

III.F.1 of SEC Release No. 33-6853 for additional guidance. Also please provide us with draft disclosure to be provided in future filings that addresses the following to the extent applicable:

- You state in Management's Discussion and Analysis in your Form 10-Q for the period ended July 31, 2012 that gross profit was negatively impacted by higher levels of clearance business, discounting and a shift in channel mix. Please clarify what you mean by clearance business, quantify the amount of discounts taken compared to prior years and explain your channel mixes and the shift you are referring to in your Form 10-Q;

- Disclose whether or not you anticipate a higher level of clearance business and discounting in future periods. To the extent this discounting and its impact to gross profit is a trend that is anticipated to continue, please note that this fact needs to be disclosed as required under Item 303(a)(3)(ii) of Regulation S-K;

- Your earnings call also includes statements that you will have to manage the European region in light of poor economic conditions which entails reducing expenses. Please discuss any anticipated cost savings initiatives you plan to implement, including further restructuring charges that may need to be recorded in future periods as a result of managing this region. Note that Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for Management's Discussion and Analysis disclosure of uncertainties that could materially impact future operating results. An uncertainty over future charges should be disclosed unless management determines that a loss is "not reasonably likely to occur," and

- You discuss in your transcript the impact specific countries like France, Spain and the UK have had on your operations, specifically indicating that if Greece exits the Eurozone, you may have to do some "repricing." We note you have not included any specific country data in your Form 10-K or Forms 10-Q in 2012. Please ensure your draft disclosure discusses the impact operations in these specific countries have had on consolidated operations and consider disclosing sales and gross margins by country as this would provide more granularity into the trends you are seeing in the European reporting unit.

2.   We note that inventory increased 12% from October 31, 2011 to July 31, 2012 and represented 23% of total assets at July 31, 2012. We further note that the increase attributable to the European reporting unit was 37% which you state in your September 6, 2012 earnings call was partially attributable to Europe having carryover inventory of prior season's merchandise; and that 16% of global inventory represented prior season merchandise. Given the significance of carryover inventory to your total inventory balance and total assets as well as the recent economic environment in Europe and its impact to your operations, please provide draft disclosure to be included in future filings that address the following:

- You state in your earnings call that closely monitoring the European region will entail monitoring inventory purchases and liquidating "excess" inventory. You also refer to a multi-year initiative to bring inventory levels down in Europe. Please ensure your draft disclosure provides details of your inventory reduction initiative and the impact you anticipate it will have on operations and liquidity as well any inventory valuation adjustments you plan to record;

- You also state in your earnings call that you hope to move the carryover merchandise through factory outlets and discount wholesale channels. Please ensure that your revised disclosure discusses this plan as well as any discounting of merchandise that needs to occur in order to sell-through. Your revised disclosure should quantify the impact of moving this inventory through those channels; and

- Tell us how you considered the significant amounts of carryover inventory when valuing and analyzing your inventory at October 31, 2011 and throughout the quarters of 2012. Please tell us if any adjustments were made for excess or obsolete inventory related to this carryover merchandise.

Results of Operations, page 20

3.   We note the disclosure in your quarterly reports filed June 11, 2012 and September 10, 2012 regarding declines in your revenue from Europe. Your Management's Discussion and Analysis should address clearly the reasons for material increases or decreases in revenue and provide discussion and analysis of known trends, demands, commitments, events and uncertainties, including, for example, material European economic trends or trends in your inventory and cash positions. Refer to the guidance in Securities Act Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please confirm that in future filings you will provide a more detailed discussion. Also, please provide us with that draft disclosure.

Note 19 - Condensed Consolidating Financial Information, page 71

4.   Your disclosure regarding your guarantor subsidiaries does not indicate whether or not these subsidiaries are 100% owned. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure, in future filings, to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended July 31, 2012

Note 5. Intangible Assets and Goodwill, page 10

5.   We note that your European reporting unit, which carries a significant amount of long lived assets and goodwill, has experienced decreases in sales and profits over the nine months ending July 31, 2012 as a result of the European economy. To the extent this reporting unit is at risk of failing step one of the impairment test, in future filings, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;

- a description of the key assumptions that drive fair value; and

- provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pam Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining